Exhibit 99.2

RP® FINANCIAL, LC. Advisory | Planning | Valuation

September 10, 2018

Board of Trustees

Rhinebeck Bancorp, MHC
Board of Directors

Rhinebeck Bancorp, Inc.
Rhinebeck Bank
2 Jefferson Plaza

Poughkeepsie, New York 12601

Re:	Plan of Reorganization and Minority Stock Issuance
Rhinebeck Bancorp, MHC
Rhinebeck Bancorp, Inc.
Rhinebeck Bank

Members of the Board of Directors:

All capitalized terms not otherwise defined in this letter have the meanings given such terms in the plan of reorganization and minority stock Issuance (the “Plan”) adopted by the Board of Trustees of Rhinebeck Bancorp, MHC (the “MHC”) and the Board of Directors of Rhinebeck Bank. Pursuant to the Plan, when the stock offering is completed purchasers in the stock offering will own 43.0% of Rhinebeck Bancorp, Inc.’s outstanding shares of common stock, the MHC will own 55.0% of Rhinebeck Bancorp, Inc.’s outstanding shares of common stock and Rhinebeck Bank Community Foundation will own 2.0% of Rhinebeck Bancorp, Inc.’s outstanding shares of common stock.

We understand that in accordance with the Plan, subscription rights to purchase shares of common stock in Rhinebeck Bancorp, Inc. are to be issued to: (1) Eligible Account Holders; (2) Tax-Qualified Plans, including Rhinebeck Bank’s employee stock ownership plan (the “ESOP”) and 401(k) plan; and (3) Supplemental Eligible Account Holders. Based solely upon our observation that the subscription rights will be available to such parties without cost, will be legally non-transferable and of short duration, and will afford such parties the right only to purchase shares of common stock at the same price as will be paid by members of the general public in the community, syndicated or firm commitment offerings but without undertaking any independent investigation of state or federal law or the position of the Internal Revenue Service with respect to this issue, we are of the belief that, as a factual matter:

(1)	the subscription rights will have no ascertainable market value; and,

(2)	the price at which the subscription rights are exercisable will not be more or less than the pro forma market value of the shares upon issuance.

Changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability and may materially impact the value of thrift stocks as a whole or Rhinebeck Bancorp, Inc.’s value alone. Accordingly, no assurance can be given that persons who subscribe to shares of common stock in the subscription offering will thereafter be able to buy or sell such shares at the same price paid in the subscription offering.

Sincerely,

RP Financial, LC.

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